Filing Pursuant to Rule 424(b)(2)
Registration Statement No. 333-82272

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED APRIL 29, 2002)

E.DIGITAL CORPORATION

2,105,264 Shares of Common Stock

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

PLAN OF DISTRIBUTION

     Pursuant to this prospectus supplement, we are offering 2,105,264 shares of our common stock to Apriori Investments Limited, an institutional investor. The common stock will be purchased at a negotiated aggregate purchase price of $800,000, with the purchase price per share equal to $0.38.

USE OF PROCEEDS

     The net proceeds to us from this sale will be approximately $799,000. We plan to use the net proceeds to make a payment of $250,000 to the holder of the company’s 5% Secured Promissory Note originally issued on January 18, 2002 (such payment to be allocated to principal), with the remainder to be used for general corporate purposes, including:

*	Working capital
*	Capital expenditures
*	Research and development
*	Payment of trade payables and other debt
*	General and administrative expenses

MARKET FOR OUR COMMON STOCK

     On June 5, 2002, the last reported sales price of our common shares on the National Association of Securities Dealers OTC Electronic Bulletin Board System was $.43 per share. Our common stock trades on the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol “EDIG.”

     As of June 6, 2002 and before the issuance of shares pursuant to this prospectus supplement, we have 135,367,487 shares of common stock outstanding.

GENERAL

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

     This investment involves a high degree of risk. You should purchase shares of common stock only if you can afford a complete loss. See “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of the common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2002.